Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

May 18, 2010

BY EDGAR AND FACSIMILE

Jeffrey P. Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC  20549-3720

Re:	GenVec, Inc.
Form S-3 filed on February 11, 2010
No. 333-164862
Amendment No. 1 to Form S-3 filed on May 13, 2010

Dear Mr. Riedler:

On behalf of GenVec, Inc. (“Company”), this letter is in response to the staff’s request that the Company provide a calculation of its eligibility to register securities on Form S-3 for a primary offering of securities under the Securities Act of 1933, as amended. On February 11, 2010, the Company filed a Registration Statement on Form S-3 (No. 333-164862) (the “Registration Statement”), and filed Amendment No.1 to the Registration Statement on May 13, 2010 (the “Amendment”).

Pursuant to Instruction I.B.1 to Form S-3, a registrant is eligible to register securities for sale on Form S-3 provided that, among other things, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more.

The instruction to Instruction I.B.1 states that the aggregate market value of the voting and non-voting common equity held by non-affiliates shall be computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing. We have provided below a calculation of the Company’s eligibility to register securities for sale on Form S-3 both as of the filing date of the Registration Statement and the Amendment.

On the date of filing of the Registration Statement, February 11, 2010, the Company has advised us that it had 124,395,727 shares of common stock issued and outstanding, of which 4,127,560 shares were held by affiliates of the Company, and 120,268,167 shares were held by non-affiliates of the Company. On January 22, 2010, the Company’s stock price closed at $2.99 per share, as quoted on the NASDAQ Global Market. The aggregate market value of the voting and non-voting common equity held by non-affiliates for the purposes of determining the eligibility of the Company to use Form S-3 as of the date of filing of the Registration Statement was $359,601,819.

On the date of filing of the Amendment, May 13, 2010, the Company has advised us that it had 128,905,767 shares of common stock issued and outstanding, of which 4,127,560 shares were held by affiliates of the Company, and 124,778,207 shares were held by non-affiliates of the Company. On March 24, 2010, the Company's stock price closed at $3.05 per share, as quoted on the NASDAQ Global Market. The aggregate market value of the voting and non-voting common equity held by non-affiliates for the purposes of determining the eligibility of the Company to use Form S-3 as of the date of filing of the Amendment was $380,573,531.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in:  Abu Dhabi   Alicante   Amsterdam   Baltimore   Beijing   Berlin   Boulder   Brussels   Caracas   Chicago   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   London   Los Angeles   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley   Singapore   Tokyo   Warsaw   Washington DC   Associated offices: Budapest   Jeddah   Riyadh   Zagreb
\\BA - 028095/000016 - 282368 v1

Jeffrey P. Riedler, Assistant Director United States Securities and Exchange Commission	- 2 -	May 18, 2010

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2778 or Asher M. Rubin at (410) 659-2777.

Very truly yours,

/s/ William I. Intner

William I. Intner

Partner
wiintner@hoganlovells.com
D 410.659.2778

cc:	Paul H. Fischer, Ph.D.
Douglas J. Swirsky